6620 West Broad Street Richmond, VA 23230 www.genworth.com

September 13, 2012

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to your letter dated September 10, 2012 to Martin P. Klein, Acting President and Acting Chief Executive Officer; Senior Vice President—Chief Financial Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced filing (the “Comment Letter”). We are submitting this letter to confirm my conversation with your colleague, Tabitha Akins, on September 12, 2012 regarding the timing of Genworth’s response to the Comment Letter. As discussed with Ms. Akins, we anticipate providing a complete response to the Comment Letter on or before October 8, 2012.

Should you have any questions regarding this matter, please contact me at (804) 281-6321.

Sincerely,

/s/ Kelly L. Groh
Kelly L. Groh
Vice President and Controller
(Principal Accounting Officer)

cc:

Tabatha Akins, Staff Accountant, U.S. Securities and Exchange Commission

Joel Parker, Accounting Branch Chief, U.S. Securities and Exchange Commission

Martin P. Klein, Acting President and Acting Chief Executive Officer; Senior Vice President—Chief Financial Officer, Genworth

            Financial, Inc.